June 17, 2008

Via U.S. Mail and Facsimile

Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

        RE: GateHouse Media, Inc.
                  Form 10-K for the fiscal year ended December 31, 2006
                  Form 10-K for the fiscal year ended December 31, 2007
                  File No. 001-33091

Dear Mr. Reed:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Linda Cvrkel
                                Branch Chief

Via facsimile: Mark R. Thompson, Chief Financial Officer
                  (585) 248-2631